April 22, 2016	Kevin T. Collins Tel +1 212 891 1634 kcollins@jenner.com

VIA EDGAR AND OVERNIGHT COURIER

Mara Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	US Foods Holding Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 22, 2016
File No.: 333-209442

Dear Ms. Ransom:

On behalf of US Foods Holding Corp. (the “Registrant”), we hereby respectfully submit the Registrant’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 18, 2016 with respect to Amendment No. 1 to the Registration Statement on Form S-1, filed on March 31, 2016 (as so amended, the “Registration Statement”).

This letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering by overnight courier a hard copy of this letter, along with two courtesy copies of Amendment No. 2 marked to indicate changes from the version filed on March 31, 2016.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of the Registrant. All references to page numbers in the Registrant’s responses are to the pages in the marked version of Amendment No. 2.

Selected Historical Consolidated Financial Data, page 48

1.	We have read your response to comment 10 and your revised disclosures. Please address the following comments:

•

Please note that the pro forma balance sheet and the pro forma earnings per share figures included on the face of your financial statements should assume only the impact of your $666 million one-time special cash

United States Securities and Exchange Commission

April 22, 2016

distribution. Accordingly, your pro forma balance sheet should only include adjustments to equity and the dividend accrual and the pro forma EPS figure should not include any adjustments to the net income numerator.

In response to the Staff’s comment, the Registrant has revised the disclosures on the pro forma balance sheet on page F-3 and the pro forma information in Note 1 to the audited consolidated financial statements on page F-8. The Registrant has also revised the disclosures on pages 51 and 53 in response to the Staff’s comment. We confirm to the Staff that the pro forma balance sheet will only include adjustments to equity and the dividend accrual and the EPS figure will not include any adjustments to the net income numerator.

•	We note your presentation of pro forma EPS in Selected Financial Data. Please revise your disclosures in this section to quantify all pro forma adjustments made to net income and weighted average shares outstanding. Ensure that your pro forma EPS calculation includes those shares whose proceeds are being reflected in pro forma adjustments, such as proceeds used to redeem debt. Also provide a discussion of the effects of your pro forma balance sheet adjustments. Although several of these disclosures have been included on pages F-8 and F-9, they should not be given treatment on the face of your financial statements and should be presented outside of the financial statements.

In response to the Staff’s comment, the Registrant has revised the disclosures in the selected financial data on pages 48-53 to quantify all pro forma adjustments made to net income and weighted average shares outstanding, added discussion on the effects of the pro forma balance sheet adjustments, and removed the discussion on pages F-8 and F-9.

•	We note your disclosure on page F-9 that pro forma EPS excludes the cost of management fees payable to your Sponsors under consulting agreements. As your pro forma financial statements should include all historical expenses that were necessary to conduct business, please tell us why you eliminated these expenses. While we realize that these items will not continue going forward, the expenses were recorded in the historical financial statements and the historical amounts were not directly affected by the transaction.

In response to the Staff’s comment, the Registrant has removed discussion of this pro forma adjustment.

United States Securities and Exchange Commission

April 22, 2016

Non-GAAP Reconciliations, page 50

2.	We have read your response to comment 11. Please tell us the tax rates used to compute the tax impact of your adjusted net income adjustments, explain how you calculated the rates, and reconcile them to your effective tax rate.

The Registrant made two adjustments to the GAAP income tax provision in arriving at the income tax provision, as adjusted. First, the pre-tax income adjustments were tax effected using the statutory tax rate after taking into account the impact of permanent differences and valuation allowances. Second, the impact of discrete tax items, with the exception of return to provision adjustments deemed to be changes in estimates, were removed from the GAAP income tax provision in arriving at the income tax provision, as adjusted.

For fiscal years 2012 – 2015, the Registrant recorded a valuation allowance against federal and state net deferred tax assets without regard to indefinite-lived intangibles. For fiscal year 2011, the Registrant recorded a valuation allowance against state net deferred tax assets without regard to indefinite-lived intangibles. As a result of the valuation allowance against federal and state net deferred tax assets, the tax impact of the fiscal years 2012 – 2015 pre-tax income adjustments was effectively nil. As a result of the valuation allowance against state net deferred tax assets, the fiscal year 2011 pre-tax income adjustments were tax effected using the 35% federal tax rate.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 53 to clarify the nature of the adjustments made in arriving at the income tax provision, as adjusted, and included a reconciliation between the GAAP income tax provision and the income tax provision, as adjusted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

3.	We note your response to comment 15. Please quantify the impact that the case volume and price per case declines had on your net sales. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

In response to the Staff’s comment the Registrant has revised the disclosures on pages 57-59 to quantify the impact of the volume and price per case declines on net sales.

Cash Flows

Operating Activities, page 62

4.	We have read your response to comment 18. Please revise your disclosure to address the underlying reasons for changes in working capital items that materially affect operating cash flows, such as explaining the substantive reasons for the increase in inventory.

United States Securities and Exchange Commission

April 22, 2016

In response to the Staff’s comment, the Registrant has revised the disclosure on page 64 to provide more insight into the changes in working capital that affect the operating cash flows.

Compensation Equity Awards, page 114

5.	Please provide additional disclosure about how you arrived at the 2015 Grant Values awarded to your NEOs. Please refer to Item 402(b)(1)(v) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised page 115 to provide additional disclosure about how the Registrant arrived at the 2015 Grant Values awarded to its NEOs.

Commitments and Contingencies, page F-47

6.	We have read your response to comment 35 and note your revised fiscal 2015 operating activity cash flow presentation. Please present fiscal 2014 activity on a similar basis or tell us why you believe revisions are not necessary.

In 2014, the Registrant presented the comparable amounts net in operating activity in the consolidated cash flow statement as the 2014 proceeds represented the recovery of the inventory and fixed asset losses only (proceeds related to fixed asset losses were classified in investing activity). The Registrant respectfully advises the Staff, that the corresponding amounts in 2014 are not material to the cash flow statement. The 2014 comparable amounts consisted of insurance proceeds related to operating activities (inventory loss recovery) of $10 million on overall operating cash flow of $556 million and total covered loss of $14 million, and are disclosed in Note 21 to the audited consolidated financial statements and in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Presenting 2014 activity on a similar basis to that of 2015 would have resulted in no change to net cash provided by operating activities. Due to the factors above, the Registrant does not believe a revision to the 2014 cash flow statement is necessary.

Please contact the undersigned at (212) 891-1634 or William L. Tolbert Jr. at (202) 639-6038 or Jason M. Casella at (212) 891-1646 should you require further information or have any questions.

Sincerely,

/s/ Kevin T. Collins

Kevin T. Collins

cc:	Lisa Kohl, Robert Babula, Andrew Blume, Scott Anderegg
United States Securities and Exchange Commission
Joseph Kaufman
Simpson Thacher & Bartlett LLP
Steven J. Slutzky
Debevoise & Plimpton LLP